Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

POLL RESULTS OF

THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 8, 2026

Reference is made to the circular (the “Circular”) of Lufax Holding Ltd (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the extraordinary general meeting of the Company (the “EGM”) dated September 9, 2026. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that at the EGM held on October 8, 2026 at 10 a.m. (Hong Kong time) at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China, the Notice of which was given to the Shareholders on September 9, 2026, the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the EGM are as follows:

Ordinary Resolutions		Number of Votes Cast and Percentage (%)
		For	Against
1.(a)	the Amendment and Supplemental Agreement in relation to the extension of maturity date of the outstanding Ping An Overseas Holdings Convertible Promissory Notes by one year from October 8, 2026 to October 8, 2027 be and is hereby approved, confirmed and ratified.	317,449,304 (95.64%)	14,479,186 (4.36%)

1.(b)	subject to the Stock Exchange approving the Extension, the Board be and is hereby granted a specific mandate to allot and issue new Shares of US$2.32 (subject to adjustments) each in the share capital of the Company upon exercise of the conversion rights attaching to the Ping An Overseas Holdings Convertible Promissory Notes in accordance with the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes (as revised by the Extension).	317,475,856 (95.65%)	14,452,634 (4.35%)

Ordinary Resolutions		Number of Votes Cast and Percentage (%)
		For	Against
1.(c)	any one of the Directors be and is hereby authorised for and on behalf of the Company to execute all such documents and agreements and do all such acts and things, including but without limitation to the execution of all such documents, as he/she may in his/her discretion consider necessary, expedient or desirable for the purpose of or in connection with the implementation of or giving effect to the Extension or the Amendment and Supplemental Agreement and all matters incidental thereto or in connection therewith.	317,456,718 (95.64%)	14,471,772 (4.36%)

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1.(a), 1.(b) and 1.(c), all resolutions were duly passed as ordinary resolutions.

(b)

As of the Share Record Date, the total number of issued and outstanding Shares was 1,733,377,784 Shares (excluding 56,304,860 treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s share incentive plans).

(c)

An Ke Technology and Ping An Overseas Holdings are required to abstain from voting on the resolutions. As at the Share Record Date, An Ke Technology and Ping An Overseas Holdings together held 1,158,690,488 Shares, representing approximately 66.85% of the issued and outstanding Shares. An Ke Technology is a wholly-owned subsidiary of Ping An Financial Technology, which is in turn wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Therefore, An Ke Technology and Ping An Overseas Holdings have abstained from voting at the EGM. Save as disclosed above, there was no Shareholder that was required to abstain from voting in respect of the resolutions at the EGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the EGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the EGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling the holders to attend and vote for or against the resolutions at the EGM was 574,687,296 Shares.

(e)	The Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM.

(f)	All Directors attended the EGM in person or by electronic means.

By order of the Board Lufax Holding Ltd Dicky Peter YIP Chairman of the Board

Hong Kong, October 8, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI as the executive Director, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP, Mr. Siu Hong CHENG and Mr. Wai Kin CHIM as the independent non-executive Directors.

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